Exhibit 99.1

Frequently asked questions and responses regarding Yahoo!’s announced agreement to acquire interclick

interclick Q&A

Q1. What is interclick and why is Yahoo! acquiring it?

A. interclick’s proprietary advertising and technology solutions enable it to dramatically improve data targeted solutions and optimized returns for advertisers across a variety of pooled premium supply sources. interclick has built the industry’s leading data valuation platform optimized to work with large data volumes across multiple providers and marketplaces. With interclick, Yahoo! will acquire unique data targeting capabilities, optimization technologies and new premium supply, as well as a team experienced in selling audiences across disparate sources of pooled supply.

Q2. How does interclick fit into Yahoo!’s larger strategy?

A. The acquisition of interclick demonstrates further investment by Yahoo! in the performance display advertising space. Following the close of the acquisition, interclick’s innovative platform will allow Yahoo! to expand on our targeting and data capabilities to deliver campaigns with stronger performance metrics. Yahoo! will also gain a team experienced in selling audiences across disparate sources of pooled supply.

Q3. Why interclick versus its competitors?

A. We determined that interclick was the strongest match for our requirements. The interclick acquisition will bring additional strength in audience selling expertise, tools for campaign management and optimization and a proprietary data management platform.

Q4. How does this impact Right Media?

A. Right Media is a critical strategic platform powering Yahoo!’s display business, along with 300,000 other third parties worldwide. We will have more to share on detailed integration plans following the close.

Q5. What is the purchase price?

A. Under the terms of the agreement, Yahoo! will commence a public all cash tender offer for all outstanding shares of common stock of interclick at $9.00 per share. The transaction has an estimated total equity value of approximately $270 million.

Q6. When do you expect the transaction to be complete?

A. We expect the transaction to be completed early 2012.

Q7. What happens to the interclick employees? How will they be integrated into Yahoo!?

A. After the close of the transaction, interclick employees will join Yahoo! as part of the sales team.

Q8. How much revenue do you expect this to add? Will this change your Q4 outlook?

A. We expect to complete the transaction in early 2012. It will not have an impact on our Q4 results. In 2010, interclick’s reported revenue was $101 million.

Q9: What happens to employee interclick options or restricted shares?

A: Under the terms of the agreement, all employee vested options will be cancelled in exchange for a cash payment equal to the positive excess, if any, between the $9 per share offer price and the exercise price per share of the option. The payment will be made, less withholding, shortly after the closing of the transaction. Unvested options and restricted stock units held by employees that will continue employment with Yahoo! post-closing will be assumed by Yahoo! and adjusted to reflect the difference in value between Yahoo! shares and interclick shares. The vesting of all unvested options and restricted stock units that are held by non-employee directors or employees who do not receive an offer of continued employment with Yahoo! will accelerate and the awards will be cancelled upon the close of the transaction in exchange for the cash payment described above. The $9 per share offer price with respect to restricted shares will be paid out in accordance with the vesting schedule of the restricted shares. Once the transaction closes, interclick will no longer be a publicly-traded company. We encourage you to review the tender offer materials to be filed with the Securities and Exchange commission, once they become available (www.sec.gov), as they will contain detailed information on these matters.

Additional Information

The tender offer described in this communication has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of interclick’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that Yahoo! intends to file with the Securities and Exchange Commission (the “SEC”). In addition, interclick intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, interclick stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge on the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Yahoo!. interclick’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Forward Looking Statements

This communication contains forward-looking statements concerning the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that the parties believe or anticipate will or may occur in the future. Risks and uncertainties may cause actual results and benefits of the proposed acquisition to differ materially from management expectations. Potential risks and uncertainties include, among others: general economic conditions and conditions affecting the industries in which Yahoo! and Interclick operate; the uncertainty of regulatory approval; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; Yahoo!’s ability to successfully integrate interclick’s operations and employees with Yahoo!’s existing business; the ability to realize anticipated growth, synergies and cost savings; and interclick’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Yahoo!’s SEC filings, including Yahoo!’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 as well as interclick’s SEC filings, including interclick’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. These forward-looking statements speak only as of the date of this communication and neither Yahoo! nor interclick assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.